UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TPG RE Finance Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87266M107

(CUSIP Number)

September 30, 2024*

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* As of September 30, 2024, the Filers held 5,287,728 Common Stock (defined below), or 6.5% of the total Common Stock outstanding. This Schedule 13G shows the number of shares that the Filers held as of October 31, 2024, the date that such holdings dropped below 5%.

SCHEDULE 13G/A

CUSIP No.	87266M107

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only)
Careit US Investments LP 98-046176

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
2,603,580

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
2,603,580

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,603,580

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentage used is based upon 80,927,733 shares of Common Stock outstanding as of September 30, 2024, as reported  in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 29, 2024.

CUSIP No.	87266M107

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only)
Careit Canada DCR GP 26-4277931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
2,603,580

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
2,603,580

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,603,580

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IV

(1)  The percentage used is based upon 80,927,733 shares of Common Stock outstanding as of September 30, 2024, as reported  in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 29, 2024.

CUSIP No.	87266M107

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. Of Above Persons (entities only)
Careit Fonds Gov DC Inc. 26-4277432

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
2,603,580

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
2,603,580

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,603,580

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IV

(1)  The percentage used is based upon 80,927,733 shares of Common Stock outstanding as of September 30, 2024, as reported  in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 29, 2024.

Item 1.

(a)	Name of Issuer: TPG RE Finance Trust, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
888 Seventh Avenue, 35th Floor
New York, New York 10106

Item 2.

(a)	Name of Person Filing: This Schedule 13G is being filed jointly by Careit Investments LP, Careit Canada DCR GP and Careit Fonds Gov DC Inc. (the “Filers”)

(b)	Address of Principal Business Office :
The principal business address of each of the Filers is:

1001 Square-Victoria, Suite C-900
Montreal, Quebec H2Z 2B5

(c)	Citizenship:
Careit US Investments LP: State of Delaware.
Careit Canada DCR GP: Québec, Canada.
Careit Fonds Gov DC Inc.: Québec, Canada.

(d)	Title and Class of Securities: Common stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP No.: 87266M107

Item 3.	Not applicable

Item 4.	Ownership

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly or indirectly held by each of the Filers as described below. Such shares of Common Stock are directly held by Careit US Investments LP and indirectly held by Careit Canada DCR GP and Careit Fonds Gov DC Inc.

Name of Fund	Shares of Common Stock Owned
Careit US Investments LP	2,603,580	(1)
Careit Canada DCR GP	2,603,580	(1)
Careit Fonds Gov DC Inc.	2,603,580	(1)

(1)
Careit Canada DCR GP owns 99.9% of the ownership interests of Careit US Investments LP, and Careit Fonds Gov DC Inc. owns 92,36% of the ownership interests of Careit Canada DCR GP. Careit Canada DCR GP and Careit Fonds Gov DC Inc. are indirect owners, holding through Careit US Investments LP.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

CAREIT US INVESTMENTS LP, BY ITS GENERAL PARTNER, CAREIT INC.

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Managing Director, Funds, Real Estate

By:	/s/ Guillaume Foisy
Name: Guillaume Foisy
Title: Senior Director, Funds, Real Estate

CAREIT CANADA DCR GP

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Managing Director, Funds, Real Estate

By:	/s/ Guillaume Foisy
Name: Guillaume Foisy
Title: Senior Director, Funds, Real Estate

CAREIT FONDS GOV DC INC.

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Managing Director, Funds, Real Estate

By:	/s/ Guillaume Foisy
Name: Guillaume Foisy
Title: Senior Director, Funds, Real Estate

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of TPG Re Finance Trust, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of November 14, 2024.

CAREIT US INVESTMENTS LP, BY ITS GENERAL PARTNER, CAREIT INC.

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Managing Director, Funds, Real Estate

By:	/s/ Guillaume Foisy
Name: Guillaume Foisy
Title: Senior Director, Funds, Real Estate

CAREIT CANADA DCR GP

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Managing Director, Funds, Real Estate

By:	/s/ Guillaume Foisy
Name: Guillaume Foisy
Title: Senior Director, Funds, Real Estate

CAREIT FONDS GOV DC INC.

By:	/s/ Isabelle Martin
Name: Isabelle Martin
Title: Managing Director, Funds, Real Estate

By:	/s/ Guillaume Foisy
Name: Guillaume Foisy
Title: Senior Director, Funds, Real Estate